ACT 40 Act (ICA)
SECTION 3(c)(5)(C)
RULE
PUBLIC AVAILABILITY 2/3/09

No-Act

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

February 3, 2009
Our Ref. No. 2007-121113
Capital Trust, Inc.
File No. 132-3

In your letter, dated January 29, 2009, you request that we concur with your view that certain subordinate participations in commercial real estate first mortgage loans, as described below, that are held by Capital Trust, Inc., a public company incorporated in the state of Maryland that has elected treatment as a real estate investment trust for federal tax law purposes (the "Company"), would be considered qualifying interests, as defined below, for purposes of the exclusion from the definition of investment company in Section 3(c)(5)(C) of the Investment Company Act of 1940 ("Act").

Facts

You state that the Company engages primarily in commercial real estate financing by originating and purchasing commercial real estate debt and related instruments for its own accounts as well as the accounts of investment vehicles that the Company manages. You state that among the types of investments the Company makes are investments in A/B commercial mortgage loan financing arrangements ("A/B financings"). You explain that in an A/B financing, the principal balance of a single commercial mortgage loan is divided between two or more mortgage lenders as a means of spreading the credit risk associated with the mortgage loan between the lenders. You state that unlike a mortgage loan participation where each loan participant has a *pari passu* interest in the mortgage loan, an A/B financing is a senior/subordinated structure. The senior participation, called the "A-Note," has priority over the junior participation, called the "B-Note," with respect to the allocation of payments made on the mortgage loan.[1] You explain that all periodic payments made by the borrower on the underlying mortgage loan are allocated first to the A-Note holder, as senior lender, in accordance with the terms of the A/B financing and then to the B-Note holder, as junior lender. Similarly, you explain that in the event of a default on the mortgage loan, all collections or recoveries on the loan are allocated first to the A-Note holder until the A-Note holder has been fully paid before any payments are made to the B-Note holder. You further state that any losses incurred with respect to the loan are allocated first to the B-Note holder and then to the A-Note holder. You state that the loan is fully secured by a mortgage on the underlying commercial property and the value of the underlying commercial property at the time of the A/B financing always exceeds the combined principal balance of the B-Note and the A-Note.

You state that in the typical A/B financing in which the Company invests, a lender enters into a mortgage arrangement with a borrower and then participates the

[1] You state that when a commercial mortgage loan is divided into more than two participations, the participation may be designated as an A-Note, a B-1 Note, a B-2 Note, a B-3 Note, etc. For purposes of this letter, in cases in which there are more than two participations, the term "B-Note" is used to refer to the most junior participation.

[redacted]

mortgage loan to form an A/B financing structure. The lender, who holds legal title to the mortgage loan and is listed as the lender of record, retains the A-Note but sells the B-Note to the Company. You state that the Company as B-Note holder obtains the right to receive from the A-Note holder the Company's proportionate share of the interest and the principal payments made on the mortgage loan by the borrower at the time such payments are made, and the Company's returns on its B-Note investment are based on the principal and interest payments made by the borrower.

You state that in some A/B financings, the B-Note holder's participation interest is evidenced by a separate note issued by the borrower to the B-Note holder and which is directly secured by the mortgage.[2] You explain that in these types of A/B financings, the Company as B-Note holder is in contractual privity with the borrower with respect to the underlying mortgage loan and thus payment on the B-Note should not be affected in the event of the bankruptcy of the A-Note holder.[3] You state that in other A/B financings in which the Company invests, the B-Note holder holds a participating beneficial ownership interest in the mortgage loan and mortgage loan proceeds. The participation interest, however, is not evidenced by a separate note from the borrower and thus the Company as B-Note holder is not in contractual privity with the borrower.[4] You note that the Company arguably could have difficulty obtaining payment in the event that the A-Note holder files for bankruptcy.[5] You state that, with the exception of the bankruptcy issue, the two types of A/B financings are similar in all other material respects.

You state that the Company as B-Note holder enters into an agreement with the A-Note holder that sets forth the rights and obligations of the parties ("Agreement"). You explain that under the Agreement, the A-Note holder is afforded the sole and exclusive authority to administer and service the mortgage loan so long as the mortgage loan is a performing loan. The Agreement, however, provides the Company as B-Note holder with approval rights with respect to any decisions relating to material

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[2] You explain, however, that the B-Note is different from a second mortgage loan because the B-Note represents a participation interest in a single mortgage loan, whereas a second mortgage loan represents the issuance and administration of a separate loan. You also explain that the separate note issued by the borrower evidences a participation in a mortgage loan and not an interest in a whole, unparticipated mortgage loan held by a single mortgagee.

[3] You explain that since a B-Note evidenced by a separate note is an actual note conveying to the B-Note holder a portion of the mortgage that is secured by the recorded mortgage, the B-Note holder's right to receive its share of the interest and principal payments made by the borrower on the underlying mortgage loan should not be part of the A-Note holder's estate in the event that the A-Note holder becomes bankrupt.

[4] You state that in these cases the original lending transaction already may have been structured as a single note mortgage financing at the time the Company is given the opportunity to acquire a participating interest in the mortgage loan. You explain that it would be difficult to later provide for the issuance of two separate notes because it would require that the borrower and the mortgage lender modify the documentation of the original lending transaction.

[5] You suggest that in the event of the A-Note holder's bankruptcy, the status of the B-Note holder is unclear under the United States Bankruptcy Code if the B-Note holder does not hold a separate note. You explain that it is possible that in such an event, the B-Note holder could be treated as an unsecured creditor of the A-Note holder, notwithstanding your view that the B-Note holder is holding a participation interest in a mortgage loan and not a loan from the A-Note holder. *See infra* notes 22, 24.

modifications to the loan agreements, or in connection with any material decisions pertaining to the administration and servicing of the mortgage loan.

You state that the Agreement also grants the Company as B-Note holder the right to control the administration and servicing of the loan in the event that the loan becomes a non-performing loan ("control rights").[6] You state that these control rights include the right to appoint a special servicer to manage the resolution of the non-performing loan, including any proposed foreclosure or workout of the loan.[7] You state that the Company generally will have the right to advise, direct, or approve certain actions to be taken by the special servicer, including those with respect to any modification or forgiveness of principal or interest in connection with the defaulted loan, any proposed foreclosure of the mortgage loan or acquisition of the underlying property by deed-in-lieu of foreclosure or any proposed sale of a defaulted mortgage loan. You state that the special servicer is generally obligated to follow the Company's decisions unless the special servicer believes that doing so would violate any applicable law or provisions of any agreement applicable to the financing arrangement. In addition, you state that the special servicer is subject to the limitations prescribed by a "servicing standard," which requires the special servicer to act in the best interests of both the A-Note holder and the Company as B-Note holder and in a commercially reasonable manner. The Company, however, for any reason has the right to terminate and replace the special servicer.

You also state that the Company as B-Note holder has the right to receive written notice with respect to the performance of the mortgage loan and all reasonably requested information in connection with the exercise of the B-Note holder's rights. You further state that the Company also has the right to cure any monetary and non-monetary defaults on the mortgage loan. Finally, you state that the Company may purchase the A-Note at a price of par plus interest in the event that the loan becomes non-performing.

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[6] You state that the B-Note holder may exercise its control rights under the terms of the Agreement either directly or indirectly by appointing a third party (called an operating advisor) to administer its rights. You also state that generally the B-Note holder retains these control rights only so long as its position in the mortgage loan is deemed to have "value," based upon an appraisal. You state that the B-Note has "value," for this purpose, if the initial principal amount of the B-Note (adjusted for prepayments, debt write-downs and appraisal reduction amounts applied to the B-Note) exceeds 25% of the initial principal amount of the B-Note (adjusted for prepayments). You state that an "appraisal reduction amount," for this purpose, generally is the amount by which the full outstanding mortgage indebtedness exceeds 90% of the appraised value of the underlying real property. If the appraisal indicates that the B-Note does not have "value," the B-Note holder's control rights are forfeited to the A-Note holder.

[7] You state that the Company's wholly owned subsidiary, CT Investment Management Co., often serves as special servicer for many of the Company's real estate debt financing investments.

Analysis

Section 3(c)(5)(C) of the Act

Section 3(a)(1) of the Act, in relevant part, defines an investment company as any issuer that is, or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash) on an unconsolidated basis.[8] Section 3(c)(5)(C) of the Act, in relevant part, provides an exclusion from the definition of investment company for any issuer that is "primarily engaged in . . . purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." We previously have taken the position that an issuer may not rely on the exclusion provided by Section 3(c)(5)(C) unless at least 55% of its assets consist of "mortgages and other liens on and interests in real estate" (called "qualifying interests") and the remaining 45% of its assets consist primarily of real estate-type interests.[9] To meet the 45% real estate-type interests test, an issuer must invest at least 25% of its total assets in real estate-type interests (subject to reduction to the extent that the issuer invests more than 55% of its total assets in qualifying interests) and may invest no more than 20% of its total assets in miscellaneous investments.[10]

We generally take the position that a qualifying interest is an asset that represents an actual interest in real estate or is a loan or lien fully secured by real estate. Thus, for example, we have not objected if an issuer treats as qualifying interests, among other things, fee interests in real estate,[11] mortgage loans fully secured by real property,[12] notes secured by a pool of whole mortgage loans,[13] second mortgages secured by real property,[14] and leasehold interests secured solely by real property.[15] We also take the position that an asset that can be viewed as being the functional equivalent of, and provide its holder with the same economic experience as, a direct investment in real

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[8] Section 3(a)(2) defines "investment securities" to include all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Act.

[9] *See, e.g.,* Citytrust, SEC Staff No-Action Letter (Dec. 19, 1990); Greenwich Capital Acceptance Inc., SEC Staff No-Action Letter (Aug. 8, 1991).

[10] *See, e.g., id.*

[11] *See, e.g.,* United Bankers, SEC Staff No-Action Letter (Mar. 23, 1988).

[12] *See, e.g.,* United States Property Investment N.V., SEC Staff No-Action Letter (May 1, 1989).

[13] *See, e.g.,* Premier Mortgage Corp., SEC Staff No-Action Letter (Mar. 14, 1983).

[14] *See, e.g.,* Prudential Mortgage Bankers & Investment Corp., SEC Staff No-Action Letter (Dec. 4, 1977); The State Street Mortgage Co., SEC Staff No-Action Letter (July 17, 1986).

[15] *See, e.g.,* Health Facility Credit Corp., SEC Staff No-Action Letter (Feb. 6, 1985).

estate or in a loan or lien fully secured by real estate, may be considered to be a qualifying interest for purposes of Section 3(c)(5)(C).[16]

We take the position, however, that an asset is not a qualifying interest for purposes of Section 3(c)(5)(C) if it is an interest in the nature of a security in another person engaged in the real estate business.[17] For this reason, we generally take the position that an issuer that is engaged primarily in purchasing or otherwise acquiring participations or fractionalized interests in individual or pooled mortgages or deeds of trust is not entitled to rely on Section 3(c)(5)(C).[18] We have, however, taken the position that an issuer that holds mortgage participation interests may nevertheless rely on Section 3(c)(5)(C) if the mortgage participation interests have attributes that would classify them as being interests in real estate rather than as being interests in the nature of a security in another person engaged in the real estate business. For example, in several instances we have taken the position that a trust that held participation interests in construction period mortgage loans acquired from mortgage lenders may rely on Section 3(c)(5)(C).[19] We explained that each mortgage participation interest held by the trust was an interest in real estate because the participation interest was in a mortgage loan that was fully secured by real property and the trustee had the right by itself to foreclose on the mortgage securing the loan in the event of default.[20]

[16] *See* Capital Trust Inc., SEC Staff No-Action Letter (May 24, 2007) (a Tier 1 mezzanine loan under certain conditions may be considered to be a qualifying interest where the loan can be viewed as being the functional equivalent of, and provide its holder with the same economic experience as, a second mortgage which is a qualifying interest for purposes of Section 3(c)(5)(C)).

[17] *See, e.g.*, The Realex Capital, SEC Staff No-Action Letter (Mar. 19, 1984) (Section 3(c)(5)(C) is not available to an issuer that invests solely in limited partnership interests in an underlying limited partnership that would own and operate a building).

[18] MGIC Mortgage Corp., SEC Staff No-Action Letters (Oct. 6, 1972 and Aug. 1, 1974).

[19] *See* Northwestern Ohio Building and Construction Trades Foundation, SEC Staff No-Action Letter (Apr. 20, 1984); Baton Rouge Building and Construction Industry Foundation, SEC Staff No-Action Letter (Aug. 31, 1984); Dayton Area Building and Construction, SEC Staff No-Action Letter (May 7, 1987).

[20] *Id.* We have also granted no-action relief to an issuer that acquired whole mortgage loans or pools of whole mortgage loans and then sold participation interests in such assets. Relief was conditioned on the issuer retaining a continuing percentage ownership interest of at least 10% in each of the whole mortgage loans or pools of mortgage loans which it had fractionalized; the issuer alone was the formal record owner; and the issuer throughout the life of the participation had complete supervisory responsibility with respect to the servicing of the mortgage loans and had sole discretion regarding the enforcement of collections and the institution and prosecution of foreclosure or similar proceedings in the event of default. We stated that these conditions were intended to ensure that the issuer would "have a substantial continuing ownership interest in . . . [the underlying whole mortgages and pools of such mortgages] and [the] unrestricted control over the enforcement of the lien and other matters with respect to such mortgage loans so that the interest retained by the [issuer] would be an interest in real estate within the meaning of Section 3(c)(5)(C) of the Act rather than an interest in the nature of a security in another person engaged in the real estate business." MGIC Mortgage Corp., SEC Staff No-Action Letter (Aug. 1, 1974).

B-Notes as Qualifying Interests

You argue that the B-Notes that you describe in your letter should be considered to be qualifying interests for purposes of Section 3(c)(5)(C). You argue that each B-Note has attributes that, when taken together, would allow it to be classified as an interest in real estate rather than an interest in the nature of a security issued by a person that is engaged in the real estate business (*i.e.*, the A-Note holder), notwithstanding that the B-Note holder does not have the right by itself to foreclose on the mortgage loan, which was a condition to the granting of relief in prior letters.[21]

In support of your position, you argue first that a B-Note is a participation interest in a mortgage loan that is fully secured by real property, and is not a loan extended to the A-Note holder. You state that the B-Note is not an interest in the A-Note holder with payment depending on the profits generated by the A-Note holder's operations. Rather, you explain that payment on the B-Note is based on the interest and principal payments made by the borrower on the underlying mortgage loan.[22] As such, you state that the Company invests in a B-Note only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the entire mortgage loan.[23] You state that the A-Note holder does not guarantee payment of the B-Note holder's share of interest and principal payments received from the borrower on the underlying mortgage loan.[24] Accordingly, you argue

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[21] *See, e.g., id.*

[22] You suggest, however, that in the event that the A-Note holder becomes bankrupt and the B-Note holder is treated as an unsecured creditor of the A-Note holder, the B-Note holder may not receive its full payment on the B-Note notwithstanding the fact that the borrower has been making full and timely payments on the underlying mortgage loan. *See supra* note 5. You state that in the event that this will occur, the B-Note will no longer be considered an interest in real estate and thus will no longer be treated as a qualifying interest for purposes of Section 3(c)(5)(C).

[23] You explain that, like the procedures for investing in whole mortgages, the procedures that the Company performs prior to investing in B-Notes include hands-on analysis of the underlying collateral for the loan, market analysis, tenant analysis, financial analysis, visits to the property, borrower background checks, and lease and contract review. You also note that the Company performs its own independent analysis and does not rely on the A-Note holder's analysis or conclusion on the creditworthiness of the mortgage loan borrower.

[24] In addition, you state that the following additional factors indicate that the B-Note is a mortgage loan participation interest and not a loan extended to the A-Note holder: (1) there is no difference in term to maturity contained in the B-Note and the underlying mortgage loan; (2) the total payments made by the borrower on the underlying mortgage loan do not exceed the aggregate payments made on the A-Note and the B-Note; and (3) there is no difference in scheduled payment terms between the borrower and the A-Note holder, and between the A-Note holder and the Company, except for the priority in the allocation of interest and principal payments granted to the A-Note holder by virtue of its position as senior participant. Furthermore, you state that, although there is a difference in the interest rate due on the underlying mortgage loan and the B-Note, the difference is due to the legitimate risk premium that the B-Note holder receives on assuming first loss. You state that your view that the B-Notes described in your letter are true participations and not loans extended to the A-Note holder is based on an evaluation of the factors that the courts have considered in similar cases. *See, e.g., In re Churchill Mortgage Investment Corp.*, 233 B.R. 61 (Bankr. S.D.N.Y. 1999); *In re Sprint Mortgage Bankers Corp.*, 164 B.R. 224 (Bankr. E.D.N.Y. 1994).

that the B-Note holder looks to the borrower for payment on its B-Note and not to the A-Note holder.

You also state that the Company as B-Note holder has rights with respect to the administration and servicing of the mortgage loan that further suggest that the B-Note is an interest in real estate. Although the A-Note holder has the exclusive authority to administer and service the mortgage loan as long as the loan is a performing loan, you represent that the Company as B-Note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan, including decisions relating to leasing and budget requests from the borrower. You also represent that the B-Note holder has approval rights with respect to any material modification to the loan agreements.

Finally, you argue that that the Company as B-Note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, in the event that the loan becomes non-performing. You state that the Company has such rights notwithstanding the fact that the Company does not have the unilateral right to foreclose on the mortgage loan, or that the special servicer is required to act in the best interests of both the A-Note holder and the B-Note holder under the special servicing standard. In particular, you represent that the Company as B-Note holder has the right to select the special servicer, and often appoints its wholly owned subsidiary to act in that role. You state that in the event that the mortgage loan becomes non-performing, the Company is able to pursue the remedies it desires by advising, directing or approving the actions of the special servicer. If the Company is dissatisfied with the remedy selected by the special servicer, you represent that the Company may: (1) terminate and replace the special servicer at any time with or without cause; (2) cure the default so that the mortgage loan is no longer non-performing; or (3) purchase the A-Note at par plus accrued interest, thereby acquiring the entire mortgage loan.

Conclusion

Based on the facts and representations in your letter, we agree that the B-Notes which you describe in your letter are interests in real estate and not interests in the nature of a security in another person engaged in the real estate business.[25] In taking this position we note in particular your representations that: (1) a B-Note is a participation interest in a mortgage loan that is fully secured by real property; (2) the Company as B-Note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and that the Company's returns on the B-Note are based on such payments;[26] (3) the Company invests in B-Notes

[25] You have not asked for, and we are not expressing, a view on whether an A-Note, as you describe in your letter, is a qualifying interest for purposes of Section 3(c)(5)(C) notwithstanding the fact that, as you represent, the B-Note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, in the event that the loan becomes non-performing.

[26] *See supra* note 22.

only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan; (4) the Company as B-Note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and (5) in the event that the loan becomes non-performing, the Company as B-Note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the A-Note at par plus accrued interest, thereby acquiring the entire mortgage loan.[27]

We therefore concur with your view that the B-Notes described in your letter may be considered qualifying interests for purposes of the exclusion from the definition of investment company provided by Section 3(c)(5)(C). Please note that our views are based upon the facts and representations contained in your letter and that any different facts or representations may require a different conclusion.

Rochelle Kauffman Plesset

Rochelle Kauffman Plesset
Senior Counsel

[27] As indicated above, while the right to foreclose is an important attribute to consider when determining whether an asset should be considered a qualifying interest, we believe that, in addition to this attribute, other attributes of an asset need also be considered when making such a determination. We note, however, that at this time we are not withdrawing any previous no-action positions that have not addressed this point.

Paul Hastings

Paul, Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 East 55th Street
First Floor
New York, NY 10022
telephone 212-318-6000 • facsimile 212-319-4090 • www.paulhastings.com

Investment Company Act/Section 3(c)(5)(C)

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January 29, 2009

CONFIDENTIAL

Rochelle Kauffman Plesset, Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Capital Trust, Inc.: No Action Request

Dear Ms. Plesset:

We are writing on behalf of Capital Trust, Inc. (the "Company"), a public company that has elected treatment as a real estate investment trust for federal tax law purposes. We are seeking the concurrence of the staff of the Division of Investment Management with our view that certain subordinate participations in commercial real estate first mortgage loans in which the Company invests, as further described below ("B-Notes"), would be considered Qualifying Assets (as defined below) for purposes of the exclusion in Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (the "Investment Company Act"). Alternatively, we seek the staff's concurrence that it will agree not to recommend enforcement action to the Securities and Exchange Commission ("Commission") if the Company were to treat the B-Notes as Qualifying Assets for purposes of Section 3(c)(5)(C) of the Investment Company Act.

I. BACKGROUND

The Company is a fully integrated, self-managed finance and investment management company that is engaged primarily in the business of commercial real estate financing. It originates and purchases commercial real estate debt and related instruments for its own account, as well as for the account of investment management vehicles managed by it. The Company provides investment management services for its investments and also serves as "special servicer" (as described below) through its wholly owned subsidiary, CT Investment Management Co., LLC ("CTIMCO") for certain of its investments.

Among the types of investments the Company makes are B-Notes in A/B mortgage loan financing arrangements. In these financings, the principal balance of a commercial mortgage loan is divided between two or more mortgage lenders as a means of spreading the credit risk associated with the mortgage loan between the lenders. Unlike a *pari passu* mortgage loan participation in which each loan participant shares equally in the risk relating to the mortgage loan, an A/B financing is a senior/subordinated loan participation structure. Under this structure, the senior participation, referred to as the A-Note ("A-Note"), has priority over the junior participation, referred to as the B-Note ("B-Note"), [1] with respect to the allocation of payments made on the mortgage loan. All periodic payments made by the borrower on the underlying mortgage loan are allocated first to the A-Note holder, as senior lender, in accordance with the terms of the participation arrangement, and then to the B-Note holder, as junior lender. Similarly, in the event of a default on the underlying mortgage loan, all collections or recoveries on the loan are allocated first to the A-Note holder until the A-Note holder has been fully paid before any payments are made to the B-Note holder. Any losses incurred with respect to the mortgage loan are allocated first to the B-Note holder and then to the A-Note holder. The underlying loan is fully secured by a mortgage or deed of trust on the underlying property, and the value of the underlying commercial property at the time of the A/B financing always exceeds the combined principal balance of the A-Note and the B-Note. Both participations are secured by the same mortgage lien (or deed of trust) on the underlying commercial property in the manner discussed below.[2]

In the typical A/B financing in which the Company invests, a lender enters into a mortgage arrangement with a borrower and then divides the mortgage loan into loan participations. The lender, who holds legal title to the mortgage loan and is listed as the lender of record, retains the A-Note but sells the B-Note to the Company. Under the terms of its participation, the Company obtains the right to receive from the A-Note holder the Company's proportionate share of the interest and principal payments made on the mortgage loan by the borrower at the time the payments are made, and the Company's returns on its B-Note investment are based on the principal and interest payments made by the borrower.[3]

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1 When a commercial mortgage loan is divided into more than two participations, the participations may be designated as an A-Note, a B-1 Note, a B-2 Note, a B-3 Note, etc. For purposes of this letter, in cases in which there are more than two participations, we use the term "B-Note" to refer to the most junior participation.

2 As discussed below, the B-Notes for which the Company is requesting relief, as described in this letter, are true participations representing interests in the underlying mortgage loans, not loans which the B-Note holder has provided to the A-Note holder.

3 As discussed below, *infra* n. 5, in the event that the A-Note holder becomes bankrupt (at a time it stills hold the A-Note and where the A/B financing arrangement is evidenced by a single note), the B-Note holder may be treated as an unsecured creditor of the A-Note holder. In such case, the B-Note holder may not receive its full payment on the B-Note notwithstanding that the borrower has been making full and timely payments on the underlying mortgage loan (to the extent these payments are included in the

For several of its B-Note investments, the Company's B-Note is not evidenced by issuance of a separate note from the borrower.[4] In these cases, the Company, as B-Note holder, acquires a participating beneficial ownership interest in the mortgage loan and mortgage loan proceeds. The Company is not in contractual privity with the borrower in these arrangements and, therefore, does not have the right to proceed directly against the borrower in the event of the borrower's default on the mortgage loan.[5] In other A/B financings in which the Company invests, the B-Note holder's interest in the underlying mortgage loan is evidenced by a separate note issued by the borrower to the B-Note holder.[6] In these arrangements, the B-Note is directly secured by the mortgage, and the B-Note holder is in contractual privity with the borrower. As such, the bankruptcy of the A-Note holder does not affect the payments to be received by the B-Note holder on the underlying mortgage loan or the B-Note holder's legal remedies to proceed against the borrower.[7] In all other material respects, an A/B financing with two separate notes is

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bankruptcy estate of the A-Note holder and made available to other unsecured creditors of the A-Note holder).

4 In many A/B financings, the original lending transaction has already been structured as a single note mortgage financing at the time the Company is given the opportunity to acquire a participating interest in the mortgage loan. In these cases, it is difficult to later provide for issuance of two separate notes because the borrower has to be re-engaged to modify the documentation of the original lending transaction, which lenders are reluctant to do.

5 In case of the bankruptcy of the A-Note holder in these circumstances, the B-Note holder might not be able to claim the protections of Section 541(d) of the Bankruptcy Code, 11. U.S.C. § 541(d), so as to avoid being a mere unsecured creditor of the A-Note holder. This section provides that property in which a debtor in bankruptcy holds only legal title (e.g., a trustee in a securitization) and not an equitable interest, such as a mortgage loan secured by real property (or an interest in such a mortgage loan) sold by the debtor but as to which the debtor retains legal title to service or supervise the servicing of the mortgage loan (or an interest in this loan), becomes property of the debtor's estate under Section 541(a)(1) and (2) to the extent of the debtor's legal title to such property, but not to the extent of any equitable interest in such property that the debtor does not hold. There is a question whether Section 541(d) applies when the A-Note holder retains an equitable interest in the mortgage loan (in the form of the A-Note) and is, therefore, not the holder of "only legal title" in the mortgage loan. Nevertheless, the likelihood that the A-Note holder would become the subject of a bankruptcy proceeding at a time it holds the A-Note is very remote because A-Notes are typically transferred to a bankruptcy-remote vehicle in a securitization or other similar arrangement concurrently with or shortly after the A/B financing, and A-Note holders are institutions that are highly rated by a nationally recognized statistical ratings organization. Nevertheless, the Company represents that it will re-classify a B-Note as a non-Qualifying Asset if the A-Note holder becomes the subject of a bankruptcy proceeding when it still holds the A-Note.

6 An A/B financing with separate A/B notes is different from a first mortgage/second mortgage loan or a mortgage loan/mezzanine loan arrangement. While the A/B separate note financing involves participations in a single mortgage loan (and, therefore, does not involve an interest in a whole, unparticipated mortgage loan held by a single mortgagee), a first mortgage/second mortgage loan or mortgage loan/mezzanine loan financing involves the issuance and administration of two separate loans.

7 As distinguished from an A/B financing creating a B-Note that represents a beneficial interest in a mortgage loan held as an asset of the A-Note holder, a B-Note evidenced by a separate note is an actual note conveying to the B-Note holder a portion of the mortgage loan that is secured by the recorded mortgage, and is an asset of the B-Note holder, not the A-Note holder. Consequently, the B-Note holder's

similar to an A/B participation financing where the B-Note is not evidenced by a separate note issued to the B-Note holder.

The rights and obligations of the participants to an A/B financing are set forth in a participation agreement between the participants or, in the case of an A/B financing involving the issuance of two separate notes, a co-lending agreement. Under these agreements, the A-Note holder retains sole and exclusive authority to administer and service the mortgage loan for so long as it remains a performing loan. The B-Note holder, however, retains approval rights in connection with any material decisions pertaining to the administration and servicing of the mortgage loan, including decisions relating to leasing and budget requests of the borrower, as well as decisions relating to material modifications of the loan agreements. If the mortgage loan becomes a non-performing loan, the B-Note holder has rights under the terms of the participation or co-lending agreement that allow it to control the administration and servicing of the non-performing loan. The B-Note holder is afforded these rights because as the junior participant under the A/B financing arrangement, it is the first participant to bear losses if the loan goes into default. The B-Note holder may exercise its control rights under the terms of the participation or co-lending agreement either directly or indirectly by appointing a third party to administer its rights (an "operating advisor"). The control rights include:

- the right to appoint, advise, approve or direct the special servicer, who is granted special authority under the participation, co-lending and servicing agreements to manage the resolution of non-performing loans, with respect to certain actions to be performed for these loans, including those with respect to any modification or forgiveness of principal or interest in connection with the defaulted loans, any proposed foreclosure of the defaulted mortgage loans or acquisition of the underlying property by deed-in-lieu of foreclosure, or any proposed sale of the defaulted loans;[8]

- the right to terminate and replace the special servicer for any reason;[9]

right to its share of principal and interest payments made by the borrower on the underlying mortgage loan should not constitute part of the A-Note holder's estate in the case of the bankruptcy of the A-Note holder.

8 The special servicer serves no other function and is obligated to follow the advice, direction or approval of the B-Note holder (or operating advisor) unless by doing so, the special servicer would violate any applicable law or provisions of the participation agreement or applicable servicing agreement, or would act in a manner that would not be consistent with the servicing standard (i.e., a general standard of care imposing obligations that are substantially less than the duties of care and loyalty imposed on a fiduciary and which requires the special servicer to act in the best interests of both the A-Note and B-Note holders and in a commercially reasonable manner, as prescribed by the nationally recognized statistical rating organizations ("NRSROs")).

9 CTIMCO, which has been approved by the NRSROs to serve as a special servicer, is appointed special servicer for many of the Company's real estate debt financing investments.

- the right to receive written notice with respect to the performance of the mortgage loan and all reasonably requested information in connection with the exercise of the B-Note holder's rights;[10]

- the right to cure monetary and non-monetary defaults on the mortgage loan; and

- the right to purchase the A-Note at par plus accrued interest (in some cases, without prepayment premium and default interest) if the loan becomes a specially-serviced loan.

The B-Note holder generally retains the foregoing rights only so long as its position in the mortgage loan is deemed to have value. Value is determined based upon an appraisal. The B-Note has "value," for this purpose, if the initial principal amount of the B-Note (adjusted for prepayments, debt write-downs and appraisal reduction amounts applied to the B-Note) exceeds 25% of the initial principal amount of the B-Note (adjusted for prepayments). An "appraisal reduction amount," for this purpose, generally is the amount by which the full outstanding mortgage indebtedness exceeds 90% of the appraised value of the underlying real property. If the appraisal indicates that the B-Note does not have "value," the B-Note holder's rights are forfeited to the A-Note holder.

II.
LEGAL ANALYSIS AND DISCUSSION

Section 3(c)(5)(C) of the Investment Company Act excludes from the definition of "investment company" certain issuers that are primarily engaged in the real estate business. Under this section, an issuer is excluded from the definition of investment company if it does not issue "redeemable securities," as defined in Section 2(a)(32) of the Investment Company Act,[11] and is engaged primarily in the business of "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate."

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10 For example, the A-Note holder is required to notify the B-Note holder within a specified time of its decision to take certain material actions relating to the mortgage loan and, as applicable, to obtain the approval of the B-Note holder by a specified time before taking such actions. In addition, the special servicer is required promptly to provide the B-Note holder with copies of status reports for a non-performing loan and, if the special servicer recommends a material action (such as instituting foreclosure) with respect to the mortgage loan, to notify the B-Note holder within a specified time of its decision to take such action, as well as to provide the B-Note holder with copies of all information in the possession of the special servicer (or which the special servicer could reasonably obtain) to aid the B-Note holder in its decision to advise, approve and direct the special servicer with respect to this decision.

11 The term "redeemable security" is defined in Section 2(a)(32) of the Investment Company Act to mean any security (other than short-term paper) that gives its holder the right to receive, upon tender to the issuer or the issuer's agent, the holder's approximate share of the issuer's current net assets or the cash equivalent thereof. An issuer seeking to rely on Section 3(c)(5)(C) may not also issue "face-amount

The Commission staff, mainly through the no-action letter process, has provided guidance on what it means for a company to be "primarily engaged" in the business of "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" for purposes of Section 3(c)(5)(C) of the Investment Company Act. The staff has stated that it would regard a company as coming within the meaning of these terms where (a) at least 55% of the value of the company's total assets consisted of real estate interests ("Qualifying Assets"), (b) at least an additional 25% of the value of the company's total assets consisted of real estate-type interests ("Real Estate-Related Assets"), reduced by any amount the issuer held in excess of the 55% minimum limit for Qualifying Assets, and (c) no more than 20% of the value of the company's total assets consisted of assets other than Qualifying Assets and Real Estate-Related Assets.[12]

The staff has indicated that for purposes of the Section 3(c)(5)(C) exclusion, Qualifying Assets include fee interests in real estate,[13] whole mortgage loans that are fully secured by a mortgage lien or deed of trust on real property,[14] and agency whole pool certificates (which represent the entire beneficial interest in the underlying pool of mortgage loans).[15] The Commission staff also has granted no-action assurance to permit pass-through notes secured by whole pools of conventional mortgage loans to be treated as Qualifying Assets.[16] Further, the staff has granted no-action assurance to permit an issuer that had a substantial holding of second mortgage loans to rely on Section 3(c)(5)(C) even though the holder of such a loan would generally be required to obtain the consent of the mortgage holder before pursuing foreclosure on the underlying real property.[17] And in a recent no-action letter, the staff granted no-action assurance to permit certain mezzanine loans to be treated as Qualifying Assets.[18]

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certificates of the installment type," as defined in Section 2(a)(15) of the Investment Company Act, and "periodic payment plan certificates," as defined in Section 2(a)(27) of this Act.

12 *See, e.g., Citytrust*, SEC No-Action Letter (Dec. 19, 1990); *Prudential-Bache Securities, Inc.*, SEC No-Action Letter (Aug. 19, 1985); *Salomon Brothers, Inc.*, SEC No-Action Letter (June 17, 1985).

13 *See, e.g.*, Investment Company Act Release No. 3140 (Nov. 18, 1960).

14 *Id. See also Merrill, Lynch, Pierce, Fenner & Smith*, SEC No-Action Letter (Nov. 4, 1981).

15 *See, e.g., American Home Finance Corp.*, SEC No-Action Letter (Apr. 9, 1991) (no-action relief granted to permit certificates representing the entire ownership interest in a particular pool of mortgage loans to be treated as Qualifying Assets). The staff has reasoned that holding the certificates with respect to a whole pool of mortgages is the functional equivalent of owning the mortgages and that the investor in such certificates would have the same economic or investment experience as if the investor held the underlying mortgages. *See, e.g., Security Mortgage Acceptance Corp. I*, SEC No-Action Letter (Jan. 6, 1986); *Salomon Brothers Inc.*, SEC No-Action Letter (Dec. 4, 1985).

16 *See, e.g., Premier Mortgage Corp.*, SEC No-Action Letter (Mar. 14, 1983).

17 *See The State Street Mortgage Co.*, SEC No-Action Letter (Jul. 17, 1986).

18 *See Capital Trust, Inc.*, SEC No-Action Letter (May 24, 2007).

Although the staff to our knowledge has not previously addressed the status of B-Notes under Section 3(c)(5)(C) of the Investment Company Act, it has granted no-action assurance in similar letters involving mortgage loan participations that reasonably support treatment of B-Notes as Qualifying Assets as discussed herein. For example, in *MGIC Mortgage Corporation*, SEC No-Action Letter (Aug. 1, 1974) ("*MGIC*"), the staff granted no-action assurance to permit a company that intended to engage primarily in acquiring participations or fractional interests in individual or pooled mortgages or deeds of trust to rely on Section 3(c)(5)(C) provided that the company, among other things, had complete supervisory responsibility with respect to the servicing of the mortgage loans and sole discretion to exercise foreclosure or similar legal proceedings with respect to these loans.[19] The staff concluded that under the circumstances described in that letter, the company's participation interests would be deemed to be interests in real estate within the meaning of Section 3(c)(5)(C) of the Investment Company Act, rather than an "interest in the nature of a security in another person engaged in the real estate business."

In *Northwestern Ohio Building & Construction Trades Foundation*, SEC No-Action Letter (May 21, 1984) ("*Northwestern Ohio*"), the staff granted no-action assurance to permit various trusts that held as their only assets participation interests in construction period mortgage loans (and which did not issue "redeemable securities") to rely on the Section 3(c)(5)(C) exclusion. A trust would acquire no more than a 50% participation in any construction period mortgage loan, which would be fully secured by real property, but the participation interest would give the trustee of the trust the right "by itself" to foreclose on the mortgage in the event of default.[20]

In *Federal Home Loan Mortgage Corp.*, SEC No-Action Letter (June 14, 1985) (the "*Freddie Mac*" letter), the staff granted no-action assurance to permit an issuer that did not issue "redeemable securities" and which was primarily engaged in acquiring the entire issues of participation certificates ("PCs") issued by the Federal Home Loan Mortgage Corporation ("Freddie Mac") to rely on the Section 3(c)(5)(C) exclusion. The PCs were backed by whole mortgage loans, participations in mortgage loans (typically, an 85% to 95% participation which Freddie Mac had acquired), or combinations of both. The staff stated that its position was based particularly on the fact that Freddie Mac would have unrestricted control over the enforcement of a whole mortgage loan, whether it purchased a whole loan or a loan participation. In its incoming letter, Freddie Mac explained that the

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19 In the request letter, counsel for the company had explained that the company was engaged in the business of purchasing whole mortgage loans from various lenders and selling these loans in the secondary market to institutional investors, but that the company was proposing to begin selling participations in a pool of whole mortgage loans to a single participant, while retaining about a 10% participation interest in the pool of mortgage loans.

20 The staff granted no-action assurance in *Baton Rouge Building and Construction Industry Foundation*, SEC No-Action Letter (Aug. 31, 1984), and in *Dayton Area Building and Construction Industry Foundation*, SEC No-Action Letter (May 7, 1987), in circumstances substantially similar to those described in the *Northwestern Ohio* letter.

seller of the participation would retain ownership of the other 5% to 15% participation, and would become an agent for Freddie Mac for purposes of servicing the mortgage loan. The seller would be required to report to Freddie Mac in the event of a default on the loan, and would be subject to Freddie Mac's supervision with respect to the workout of delinquencies. If the workout was unsuccessful, Freddie Mac would control foreclosure of the mortgage loan.

On the basis of the foregoing legal authorities and for the reasons expressed below, we believe that a B-Note should be considered a Qualifying Asset for Section 3(c)(5)(C) purposes and respectfully request the staff's concurrence with this view or, in the alternative, that it grant our request for no-action relief to permit B-Notes to be treated as Qualifying Assets. Each B-Note has attributes that, when taken together, would allow it to be classified as an "interest in real estate" (and, thus, a Qualifying Asset, within the meaning of Section 3(c)(5)(C)) rather than an interest in the nature of a security issued by a person that is engaged in the real estate business, notwithstanding that the B-Note holder does not have the unilateral right to foreclose on the mortgage loan.

A. Each B-Note in which the Company invests is a participation interest in a mortgage loan that is fully secured by real property, and is not a loan extended to the A-Note holder.

The B-Notes in which the Company invests are participation interests in mortgage loans that are fully secured by real property, not loans which the Company has extended to the A-Note holder. Each represents a beneficial ownership interest in the underlying mortgage loan and should not be considered an interest in the nature of a security issued by the A-Note holder that sells the B-Note to the Company.[21]

In investing in a B-Note, the Company expects that payment on the B-Note would be based on the interest and principal payments made by the borrower on the underlying mortgage loan, not on the profits generated by the A-Note holder's operations. The Company obtains reasonable assurance that it may expect its return on its B-Note investment to be derived from borrower payments based on the procedures it performs in making (and subsequently managing) a B-Note investment and on the terms and conditions accompanying its investment.

First, in making (and subsequently managing) a B-Note investment, the Company performs extensive due diligence and other credit underwriting procedures, and approaches the underwriting as if it were underwriting the entire mortgage loan. The Company takes this approach mainly because of its assumption of the first loss risk position. In making this investment, the Company performs its own independent analysis and does not rely on the A-Note holder's analysis or conclusion on the creditworthiness of the mortgage loan borrower. The Company's procedures include hands on analysis of

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21 *See MGIC, supra* text accompanying n. 19.

the underlying collateral for the loan, market analysis, tenant analysis, financial analysis, visits to the property sites, borrower background checks, and lease and contract review, all of which culminate in the production of a detailed underwriting binder that provides a basis for the Company's decision whether to invest in the particular B-Note. In addition, the Company performs various ongoing asset management services with respect to maintaining its investments, including typically loan servicing, lease and budget approvals, and special servicing.

To ensure that it is able to perform the services required in making and managing a B-Note investment, the Company has committed substantial resources to the development of the appropriate infrastructure. It has applied a dedicated staff to making and monitoring these (and similar) investments, and has developed proprietary analytical and surveillance systems to support the proper underwriting and monitoring of these investments. In addition, as noted, the Company has developed its CITMCO subsidiary to provide services as special servicer for non-performing loans (among other services), which further underscores the Company's commitment to operate effectively in making, monitoring and managing its B-Note investments.

Second, in making a B-Note investment, the Company negotiates terms and conditions that are consistent with its expectation to derive the return on its B-Note investment from borrower payments, not from the A-Note holder's profits.

In the typical participation or co-lending agreement, the B-Notes contain terms that, in our view (based on an evaluation of factors courts have considered in various cases),[22] indicate that they are intended to be true participations, not loans which the Company has extended to the A-Note holder. As such, the Company looks solely to the payments made by the borrower for its expected returns on its B-Note investment, not to the A-Note holder's profits. Significantly, the A-Note holder does not guarantee payment of the Company's share of interest and principal payments received from the borrower on the underlying mortgage loan. Rather, the Company, as B-Note holder, shares in the borrower's credit risk and relies at least to the same extent as the A-Note holder on the borrower's creditworthiness and collateral.[23] In addition, although there is a difference in the interest rate due on the underlying note as compared to the interest rate to be paid to the Company, as B-Note holder, the difference is due to the legitimate risk premium the Company typically receives for assuming the first loss risk position.[24] Further, there is no

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22 *See, e.g., In re Churchill Mortgage Investment Corp.*, 233 B.R. 61 (Bankr. S.D.N.Y. 1999) ("*Churchill Mortgage*"); *In re Sprint Mortgage Bankers Corp.*, 164 B.R. 224 (Bankr. E.D.N.Y. 1994) ("*Sprint Mortgage*").

23 Indeed, because the Company is the first to bear losses in the event of the borrower's default on the mortgage loan, the Company may be even more motivated than the senior lender to assure the borrower's creditworthiness and the sufficiency of the underlying collateral.

24 Paying a higher interest rate for assuming greater risk is, of course, a well accepted investment principle. By contrast, in the case of a *pari passu* participation, which appears to be the type of participation considered in the *Churchill Mortgage* and *Sprint Mortgage* decisions cited above in note 22, there is no difference in the risk assumed by one participant to justify paying a different interest rate to this participant when

difference in scheduled payment terms between the borrower and the A-Note holder, on the one hand, and the A-Note holder and the Company, on the other hand, except for the priority in the allocation of interest and principal payments granted to the A-Note holder by virtue of its position as senior participant. Finally, there is no difference in term to maturity contained in the B-Note and the underlying mortgage loan. In sum, the total payments made by the borrower on the underlying mortgage loan do not exceed the aggregate payments made on the A-Note and the B-Note.

In addition, in negotiating a B-Note investment, the Company seeks to ensure that its B-Note is fully secured by real estate and gives it a level of protection that, in its view, is substantially the same as the protection afforded a mortgage lender by a mortgage lien or deed of trust on real property, a feature that the Commission staff takes into account in classifying mortgage loans as Qualifying Assets.[25]

As noted, in an A/B financing with two separate notes (of the types in which the Company invests), the B-Note is secured directly by the mortgage, and the principal value of the A-Note and B-Note combined does not exceed the value of the underlying real property at the time the B-Note is acquired. The Company, as B-Note holder, is in contractual privity with the borrower on the underlying mortgage loan and, subject to the terms of the co-lending agreement, has direct recourse to the borrower in pursuing legal remedies in case of the bankruptcy of the A-Note holder. The Company, therefore, is not a mere unsecured creditor of the A-Note holder. In a bankruptcy proceeding involving the A-Note holder, the B-Note holder's participating share of principal and interest paid by the borrower on the underlying mortgage loan should not be part of the bankruptcy estate of the A-Noteholder. Although the co-lending agreement generally establishes the terms under which the Company, as B-Note holder, may proceed to foreclose on the underlying property if there is a loan default (typically requiring that the Company proceed through the special servicer who must act in a manner that adequately represents the interests of both the A-Note and B-Note holders), the Company is no less a secured creditor with respect to the underlying property than a mortgage lender.

In the case of an A/B participation financing where the B-Note is not evidenced by issuance of a separate note to the B-Note holder, the Company, as B-Note holder, does not have a direct ownership interest in the mortgage loan but holds only a participating beneficial ownership interest in the mortgage loan and the related principal and interest payments. As such, as we have noted, the Company may not be able to claim the protections accorded under bankruptcy law in seeking its equitable interest in the principal and interest payments made by the borrower in the case of the A-Note holder's

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compared with the interest paid to the other participants. In these circumstances, an interest rate differential is more indicative of a loan made by one participant to the other, rather than the sale of a participation in the underlying loan.

25 *See supra* n. 14.

bankruptcy or otherwise mitigate such bankruptcy risk,[26] nor does it have the right to proceed directly against the borrower. Nevertheless, we believe that in the overall circumstances under which the Company makes these B-Note investments, it obtains a level of protection that is substantially the same as a mortgage lender.

Significantly, in every B-Note participation financing in which the Company invests, the value of the underlying commercial real property at time of acquisition always exceeds the combined principal balance of the B-Note and the A-Note. The Company does not make these investments unless the principal value of all loans secured by the underlying property satisfies a specified loan-to-value ratio. The Company is thus assured that there is some residual equity value in the underlying property to protect its first loss position as junior lender. In addition, in all of these financings, as discussed further below, the Company obtains various contractual rights that allow it to act, both prospectively and retrospectively, to protect its beneficial ownership interest in the mortgage loan.

B. <u>The Company has approval rights with respect to the administration and servicing of the mortgage loan.</u>

In making a B-Note investment, the Company obtains approval rights with respect to the administration and servicing of the mortgage loan that, in our view, suggest that the B-Note is an "interest in real estate" (and, thus, a Qualifying Asset) within the meaning of Section 3(c)(5)(C). Although the A-Note holder has the exclusive authority to administer and service the mortgage loan as long as it remains a performing loan, the Company has prior approval rights in connection with any material decisions pertaining to the administration and servicing of the loan, including decisions relating to leasing and budget requests from the borrower, and material amendments to the loan documents.

C. <u>The combination of rights the Company has as a B-Note holder allows it to exercise effective control over the remedies relating to enforcement of the mortgage loan, including ultimate control of the foreclosure process in the event the loan becomes non-performing.</u>

In the *Northwestern Ohio* letter, as well as in other letters involving mortgage loan participations, such as in *MGIC*, the Commission staff has emphasized the importance of the holder having the unilateral or unrestricted right to foreclose on the mortgage loan as a basis for granting no-action relief to permit an entity that invests in participations to rely on Section 3(c)(5)(C). Although the Company does not have the unilateral right to foreclose on a mortgage loan in an A/B financing arrangement, the combination of rights it possesses allows it to exercise effective control over the remedies relating to enforcement of the mortgage loan and ultimate control over the foreclosure process in the event the loan becomes non-performing, similar to the control exercised in *Northwestern Ohio* and other similar no-action letters.

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26 *See supra* n. 5.

As noted, because of its position as a junior lender in an A/B financing, the Company is afforded rights as a B-Note holder under the terms of the participation or co-lending agreement to protect its position as bearer of the first risk of loss. Like Freddie Mac in the case of PCs as described in the *Freddie Mac* letter, the Company (either directly or through its operating advisor, acting for the benefit of the Company) is able to advise, approve or direct the special servicer in the workout of a distressed mortgage loan, or terminate and replace the special servicer generally at any time for any reason whatsoever or for no reason upon giving the special servicer prior notice of its decision to terminate and otherwise complying with procedural steps set forth in the participation or co-lending agreement. For many of its B-Note investments, the Company has exercised its right under the participation or co-lending agreement to appoint its subsidiary CTIMCO as special servicer.

Although there are standard restrictions on the special servicer's obligation to follow the directives of the Company when a loan becomes non-performing (and even though the special servicer is required to act in the best interests of both the A-Note holder and B-Note holder), the Company is able to exercise associated rights granted under the terms of the participation or co-lending agreement that, in combination with its approval rights, give it ultimate control of the foreclosure process. In particular, as noted, if the Company is dissatisfied with the remedy selected by the special servicer in the workout of a distressed loan, the Company has the first option under the participation or co-lending agreement to purchase the A-Note and, thus, to become the sole lender under the mortgage loan, provided that it makes the purchase within a specified option period. It is able to do so at a price specified in the participation or co-lending agreement, which is typically par plus accrued interest. Alternatively, the Company is able to cure monetary or non-monetary defaults on the A-Note before exercising other remedies.

In these circumstances, we believe it is reasonable to conclude that the Company has effective control over the foreclosure process as the B-Note holder under the terms of an A/B financing, similar to the degree exercised in other no-action letters, to warrant treatment of the B-Note as a Qualifying Asset. The final result in every case is that the Company is able to pursue remedies it desires in the case of a defaulted mortgage loan by directing or approving the actions of the special servicer in pursuing these remedies, or, if dissatisfied with the decisions of the special servicer, by exercising its option to acquire the entire mortgage loan (or to terminate and replace the special servicer).

D. <u>The Company's decision-making process in making a B-Note investment is essentially the same as in a mortgage lending and is significantly different from a passive investment in real estate securities.</u>

In considering whether a B-Note should be regarded as a Qualifying Asset, we believe it is important for the Commission staff to take into account the motivations of the Company in making a B-Note investment and its decision making process in doing so. These are relevant considerations because they provide an additional basis for the staff to distinguish this type of investment, which is truly in the nature of a real estate financing and requires the application of evaluation and analytical skills of the type required in providing mortgage loan financing (similar to those discussed above), from a passive investment in a real estate security, which should more properly be classified as a Real Estate-Related Asset or a miscellaneous asset for Section 3(c)(5)(C) purposes. As disclosed in its various periodic and other filings made with the Commission, the Company holds itself out as an entity that is engaged primarily in the business of commercial real estate financing, and it employs investment strategies that are fully consistent with this objective.

In sum, the Company's various activities with respect to its B-Note investments, as discussed above, provide strong evidence that it does not consider a B-Note financing to be a passive investment in real estate securities but a financing very much in the nature of a whole mortgage lending and, therefore, an investment that should be classified similar to whole mortgage loans for Section 3(c)(5)(C) purposes. As indicated, the Company views itself as distinguishable from the passive investor in loan participations and more in the nature of a commercial real estate finance company that is fully committed to underwriting, making, monitoring and managing commercial real estate financing investments, including B-Notes.

III.
CONCLUSION

For the foregoing reasons, we respectfully request that the staff concur with our position that B-Notes of the type described in this letter should be considered Qualifying Assets for purposes of Section 3(c)(5)(C) of the Investment Company Act or, in the alternative, that the staff agree not to recommend enforcement action to the Commission if the Company were to treat these B-Notes as Qualifying Assets for purposes of Section 3(c)(5)(C).

We would be willing to respond to any questions the staff may have concerning this request or to supplement in any way the arguments made in this letter. Please call Michael R. Rosella at 212-318-6800, Michael L. Zuppone at 212-318-6906 or Wendell M. Faria at 202-551-1758 with any question.

In accordance with Securities Act Release No. 6269 (Dec. 5, 1980), we enclose seven additional copies of this letter and identify in the upper right hand corner of the first page of this letter the specific statutory provisions to which this letter pertains.

Sincerely,

Michael R. Rosella
Michael L. Zuppone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

LEGAL_US_E # 75429443.13

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